

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

September 23, 2008

Bradford Cooke
Chairman and CEO
Endeavour Silver Corp.
#301-700 West Pender Street
Vancouver, British Columbia
Canada, V6C 1G8

Re: **Endeavour Silver Corp.**
Annual report for the fiscal year ended Dec. 31, 2007
Filed April 7, 2008
File No. 1-33153

Dear Mr. Cooke:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 40-F filed April 7, 2008

Cover Page

1. Please update the address of your agent for service of process in the United States to include the agent's city, state, and zip code.

Bradford Cooke
Endeavour Silver Corp.
September 23, 2008
Page 2

Management's Report on Internal Control Over Financial Reporting, page 5

2. Please revise to describe the events surrounding the determination that you did not maintain effective internal control over financial reporting, including who identified the weaknesses and when the material weaknesses first began. Include dates of corrective actions and any associated material costs. Finally, with respect to future actions that will be taken to remediate the weakness, disclose when they are to occur and any associated material costs. Please be sure to address when you intend to take corrective action with respect to communicating employees' duties over financial reporting.

Changes in Internal Controls Over Financial Reporting, page 7

3. You state that "[e]xcept for the changes discussed above, there have been no changes that occurred during the period covered by this report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting." Revise to state clearly that there were changes in your internal control over financial reporting that occurred during this period that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Bradford Cooke
Endeavour Silver Corp.
September 23, 2008
Page 3

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comment s do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact John Lucas at (202) 551-5798 or me at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: J. Lucas
Kenneth G. Sam, Esquire (303) 629-3450